                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
           OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                         SOLUTIONNET INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

         MINNESOTA                                       95-4749095
--------------------------------------------------------------------------------
 (State or Other jurisdiction of            (I.R.S. Employer Identification No.)
  Incorporation or Organization)

 1594 CENTRE POINTE DRIVE, MILPITAS CA                      95035
--------------------------------------------------------------------------------
(Address of Principal Executive Offices)                 (Zip Code)


                                 (408) 934-9748
--------------------------------------------------------------------------------
            (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

         Title of each class                    Name of each exchange on which
         to be so registered                    each class is to be registered
         -------------------                    ------------------------------
              NA                                         NA

Securities to be registered under Section 12(g) of the Act:

                         COMMON STOCK, PAR VALUE $0.001
--------------------------------------------------------------------------------
                                (Title of class)

                                TABLE OF CONTENTS


                                                                                          Page No.
                                                                                          --------
Part I

Item 1.   Description of Business                                                             4

Item 2.   Management's Discussion and Analysis or Plan of Operation                          13

Item 3.   Description of Property                                                            19

Item 4.   Security Ownership of Certain Beneficial Owners and Management                     20

Item 5.   Directors, Executive Officers, Promoters and Control Persons                       21

Item 6.   Executive Compensation                                                             23

Item 7.   Certain Relationships and Related Transactions                                     25

Item 8.   Description of Securities                                                          26

Part II

Item 1.   Market Price of and Dividends on the Registrant's Common                           28
          Equity and Other Shareholder Matters

Item 2.   Legal Proceedings                                                                  30

Item 3.   Changes in and Disagreements with Accountants                                      30

Item 4.   Recent Sales of Unregistered Securities                                            30

Item 5.   Indemnification of Directors and Officer                                           31

Part F/S

Index to Financial Statements                                                               F - 1

Part III

Item 1.   Index to Exhibits                                                                  33

Item 2.   Description of Exhibits                                                            34



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


         WITH THE EXCEPTION OF THE STATEMENTS REGARDING HISTORICAL MATTERS AND STATEMENTS REGARDING THE COMPANY'S CURRENT STATUS, CERTAIN MATTERS DISCUSSED HEREIN ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, THAT INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. SUCH-FORWARD LOOKING STATEMENTS MAY BE IDENTIFIED BY THE USE OF THE WORDS "ANTICIPATE", "BELIEVE", "ESTIMATE", "PLAN", "EXPECT", "INTEND" AND SIMILAR EXPRESSIONS. FORWARD LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS COULD DIFFER MATERIALLY FROM THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH MATERIAL DIFFERENCES INCLUDE FOREIGN EXCHANGE RATES, DEPENDENCE ON SKILLED AND KEY PERSONNEL, CLIENT CONCENTRATION AND COMPETITION AND THOSE OTHER RISKS DISCLOSED MORE FULLY UNDER "PART I - ITEM 1. DESCRIPTION OF BUSINESS" AND "ITEM
2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION - RISK FACTORS."




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


                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

OVERVIEW


SolutionNet International, Inc., a Minnesota corporation (the "Company" or "SolutionNet"), is a holding company, dedicated to the development and marketing of proprietary, multi-application internet information technology ("IT") solutions. SolutionNet develops and markets proprietary software products (Enet Internet Banking ("ENet Banking"), Intelligent Data Mapper ("IDM"), E-Business Kits and Electronic Medical Information ("EMI")) to the financial services, telecommunications and health care markets and provides consulting and software development services.


SolutionNet owns 100% of the outstanding shares of SolutionNet Inc. - British Virgin Islands, incorporated under the laws of the British Virgin Islands in 1999 ("SolutionNet BVI"), which owns 100% of the outstanding shares of SolutionNet (Asia Pacific) Pte Ltd Singapore, incorporated under the laws of Singapore in 1994 ("SolutionNet (Asia Pacific")). SolutionNet (Asia Pacific) owns 100% of the shares of SolutionNet (Middle East) Ltd. ("SolutionNet (Middle
East)"), a limited liability company formed under the laws of the United Arab Emirates. Neither the holding company, SolutionNet, or SolutionNet BVI, has any operations of its own. SolutionNet (Asia Pacific) is the principal operating subsidiary of SolutionNet. SolutionNet (Middle East) had no operations through December 31, 2000.

COMPANY HISTORY


SolutionNet was incorporated under the laws of the State of Minnesota under the name of ETG International, Inc. ("ETGI") on August 25, 1994. On October 11, 1994, an Iowa corporation (formerly Grason Industries, Inc. which was incorporated in August 1984) was merged into ETGI. Pursuant to an exchange agreement, in April 1999 ETGI (which had changed its name to SolutionNet, but was an inactive company) by way of exchange, issued (i) shares constituting a majority of its outstanding shares to Densmore Group Limited, a corporation incorporated under the laws of the British Virgin Islands ("Densmore") and (ii) acquired all of the outstanding shares of SolutionNet BVI, and thereby control of SolutionNet (Asia Pacific). Densmore had owned all of the outstanding shares of SolutionNet BVI. Suresh Venkatachari, the President of SolutionNet, owns all of the outstanding shares of Densmore. Densmore was formed by Mr. Venkatachari to acquire the shares of SolutionNet because it provided certain tax and estate planning advantages. Mr. Venkatachari does not believe such advantages are necessary at this time and, accordingly, Mr. Venkatachari caused Densmore to transfer all of its shares of SolutionNet to Mr. Venkatachari. See "Part I-Item
4. Security Ownership of Certain Beneficial Owners and Management."


SOLUTIONNET PRODUCTS AND SERVICES


SolutionNet focuses its efforts on the development and marketing of the products (ENet Banking, IDM, E-Business Kits and EMI) and IT services (consulting and software





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


development) described below. All of the products are written in Java and are capable of using smart card technology. A smart card, which is provided to the customer and end-users of SolutionNet's customers (banks, health care centers, etc.) is similar to a credit card, but includes a smart chip which stores the user's identification and password that is used to authenticate the user while he uses the system online on the Internet. A smart card is a security measure used to protect against tampering.


         ENET INTERNET BANKING


ENet Banking is designed to be an Internet-based, fully secured online banking solution providing banks' corporate and retail customers with access to their accounts worldwide. ENet is designed to offer real-time interactive information solutions allowing clients to access information related to their accounts, make electronic payments, engage in foreign exchange transactions, and generally to transact and exchange information globally. ENet Banking also allows users to receive alerts on their banking transactions. ENet Banking permits banks to serve their clients by allowing information sharing between bank branches. ENet works with various local and international standards for communicating credit and debit instructions between parties.


         INTELLIGENT DATA MAPPER


IDM is software designed to allow data interface over the Internet enabling the integration of multiple applications and platforms including UNIX, AS/400, NT and Windows 98. IDM provides an interface for different operating systems and thereby allows industry to integrate and communicate data globally.


         E-BUSINESS KITS


E-Business Kits are designed for companies which want to develop a business to business and/or business to customer website on their own. E-Business Kits provide software for developing business to business and business to customer websites. E-Business Kits also include the availability of on-line invoicing and payment features.


         ELECTRONIC MEDICAL INFORMATION


EMI is a software product that is designed to enable patients, doctors, healthcare centers and commercial organizations to interact via the Internet. EMI has been designed to ease the administrative burden of SolutionNet's target customers by permitting interactive on-line invoicing (including the coordination of payments with health insurance providers), delivery of prescriptions directly to pharmacists, and the coordination of laboratory tests with other medical providers.


         CONSULTING


The Company operates as a full-service consulting and programming house providing end-user Internet technologies, Enterprise Resource Planning solutions, Multimedia applications, technology and systems integration, offshore resources and consultant



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


training. Consulting services accounted for approximately 57% and 84% of total SolutionNet revenues for the year ended December 31, 2000 and for the six months ended June 30, 2001, respectively.


SolutionNet offers consulting services by supplying its staff as contractors to work at its clients' facilities. Consulting contracts vary in length, ranging generally from six months to a year, but may be extended as necessary. Among other things, the contracts generally require monthly fixed payments, describe the duties of the contractors, protect the confidentiality of the client and provide that work product and intellectual property rights belong to the client. Generally, the client has the right to terminate a contract on 30 days' notice. Some contracts provide that the client will not hire the contractors during the term of the contract and for a period thereafter. However, if SolutionNet agrees to allow the client to hire the contractor, the client is required to pay SolutionNet a fee (generally a percentage of annualized billings) depending on when the contractor is hired.

SOFTWARE DEVELOPMENT SERVICES


SolutionNet provides various software development services. SolutionNet may develop new software or develop new functions for existing software applications. The software development process generally includes defining the project parameters, designing, prototyping, pilots, programming, testing, installation and maintenance. In the early stage of a development project, SolutionNet personnel often work at a client's site to help determine the parameters of a project and to coordinate with the Singapore facilities where most of the design review, software programming and program testing is conducted. The software development services are generally provided on a fixed fee, fixed deadline basis, with SolutionNet responsible for delivering a completed product to its customer by the deadline.


MARKETING AND DISTRIBUTION


The Company uses a variety of marketing programs designed to stimulate demand for its products and services. The goal of the marketing activities is to create awareness of the Company brand and product offerings. Marketing activities include target marketing, an interactive Internet site, participation in industry-related activities, use of distributors, partnerships with IT companies and an in-house marketing department to promote its products in the Asia Pacific region, the Middle East and India.



The Company targets its marketing efforts towards software solution decision-makers in large organizations. The Company also markets through its own Internet site. The Company makes many of its products available for evaluation through its website at solutionnet.net. The web site is used to collect certain customer information through an automated registration process. The Company uses the customer information as a springboard for targeting its marketing of upgrades, new products, add-on products, and merchandise.



The Company seeks to increase its corporate profile by participating in exhibitions, trade fairs and other industry-related activities on a local, regional and global scale. In order to more fully develop and maintain a global presence, the Company has formed relationships with globally recognized companies. The Company currently maintains




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

technology and marketing relationships with Oracle Corporation ("Oracle"), Sun Microsystems ("Sun"), Microsoft Corporation ("Microsoft") and the Algorithm Research unit of Cylink Corporation ("Cylink"). SolutionNet has satisfied certain criteria and paid applicable fees to become a "partner" under certain partnership programs offered by Oracle and Microsoft. These programs offer SolutionNet the benefit of, among other things, using the applicable program logos, and obtaining licenses to use and reproduce certain of their products for internal business purposes, application development, testing, training and demonstration, and marketing purposes. In certain cases, SolutionNet can be involved in co-marketing or special campaigns with such program partners. Also, SolutionNet is included in such program partners' on-line referral directories and SolutionNet is provided certain on-line support services from such program partners. The relationships also permit SolutionNet to provide links to their websites. With respect to Sun, SolutionNet is a distributor specializing in reselling Sun's iPlanet e-Commerce solutions. In addition, SolutionNet is provided access to Sun's iPlanet Enterprise Partner website. With respect to Cylink, SolutionNet has an agreement under which it incorporates certain Cylink security-based technologies, including the "smart card" technology, into SolutionNet's products to protect the secure exchange of confidential information. SolutionNet also is a distributor of such Cylink security-based technologies.





To grow its international presence, SolutionNet uses various distributors to market its products and services. Generally, distributors are given specific geographic regions on a non-exclusive basis to market SolutionNet's products and services. Payments for the products sold are to be made directly to SolutionNet by the distributor. The distributor is an independent contractor paid on commission, and appointed for a term, generally, of twelve months, with automatic renewal unless three months' prior notice of termination is provided. Typically, SolutionNet agrees, during the first six months of the relationship, not to appoint other distributors for the territory assigned if certain performance criteria are satisfied. The distributor generally markets the products by using its customer and prospect database, organizing industry related seminars and conferences, and advertising and participating in exhibitions and trade fairs, sometimes jointly with SolutionNet. SolutionNet trains the personnel of the distributor and provides necessary technical support. Distributors must also agree, for a period ranging from six months to one year, not to compete with SolutionNet's products, and undertake to keep SolutionNet's proprietary information confidential. The Company has current marketing relationships with Cybersign, Fujitsu, NCR and Tata Infotech to sell the product in the (Asia Pacific region), the Middle East and India. The Company is currently attempting to locate and appoint suitable distributors in the United States, United Kingdom and Australia.




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

COMPANY-SPONSORED PRODUCT DEVELOPMENT ACTIVITIES


Our objective is to be a leading provider of financial and ebusiness solutions. In order to achieve this objective, we are continuously investing in product development activities to enhance our core technology and incorporating industry leading application components into our products.


The following is an estimate of the amount spent during each of the last two fiscal years on product development activities:


                  2000                               1999
                  ----                               ----
                  $ 524,630                          $ 394,411


COMPETITION


We are a very small player in the industry, however, with proprietary products like E-Net Banking, EMI, IDM and E-Business Kits, the Company believes it has built a solid foundation upon which to grow and expand the size and scope of its business. We also plan to compete by using our distribution network and partner relationships to help penetrate the market for the initial sale and by maintaining customer relationships through solid customer support. However, the market for software and services for intranets, extranets, and the Internet is relatively new, intensely competitive, and subject to rapid technological change. We expect competition to continue and increase in the future. Such competition could impair our finances or business prospects.


Our primary competition currently includes:

     -    In-house development efforts by prospective customers or partners;

     - Other vendor of application software or application development platforms and tools directed at interactive and financial services, such as Brodvision, Security First, Brokat, Infosys;

     - Web content developers that develop custom software or integrate other application software into custom solutions and

     -    International Business Machines Corporation.

     The principal competitive factors affecting the market for our products are:

          -    Depth and breadth of functionality offered;
          -    Ease of application development;
          -    Reliance on industry standards;
          -    Product reliability;
          -    Proven track record;
          -    Scalability;
          -    Maintainability;
          -    Personalization and other features;
          -    Product quality;
          -    Price and
          -    Customer support.

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Compared to us, many of these and other current and future competitors have longer operating histories and significantly greater financial, technical, marketing and other resources. As a result, they may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Many of these companies also can use their greater name recognition and more extensive customer base to gain market share at our expense. Current and potential competitors may bundle their products to discourage users from purchasing our products. Competitive pressures may make it difficult for us to acquire and retain customers and may require us to reduce the price of our products.

COMPLIANCE WITH ENVIRONMENTAL LAWS

The Company believes that it is in compliance with applicable material environmental laws and regulations.

GOVERNMENT REGULATION AND INTELLECTUAL PROPERTY RIGHTS

Except indirectly with respect to the U.S. government regulation on the export of encryption technology (discussed below) and government regulation of visas (also see below), the Company is not aware of any required governmental approvals of the Company's products and services.

The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property. The Company intends to file trademark applications in the United States and Singapore. The Company does not have any patents or registered copyrights. Ownership of software and associated deliverables created for clients is generally retained by or assigned to the client, and the Company does not retain an interest in such software and deliverables.

The Company enters into confidentiality agreements with its employees, consultants and vendors and limits distribution of proprietary information. We also control access to and distribution of our software, documents and other proprietary information. Notwithstanding these precautions, there can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. The laws of other countries may afford us little or no effective protection of our intellectual property.

A breach of the encryption technology that we use could expose the Company to liability and harm our reputation, causing a loss of customers. A significant barrier to online commerce and communication is the secure exchange of valuable and confidential information over public networks. We rely on encryption and authentication technology,




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

including public key cryptography technology licensed from Cylink Corporation, to provide the security and authentication necessary to effect the secure exchange of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could cause a breach of the RSA algorithm or other algorithms that we use to protect customer transaction data.

The United States government regulates the export of technology, including encryption technology, which our products incorporate. Export regulations, either in their current form or as may be subsequently enacted, may limit our ability to distribute our software outside the United States. Any revocation or modification of our export authority or adoption of new laws or regulations relating to the export of software and encryption technology could limit our international operations. The unlawful export of our software could also harm our reputation. Although we take precautions against unlawful export of our software, the global nature of the Internet makes it difficult to effectively control the distribution of software.

Although the Company's intellectual property has never been the subject of an infringement claim, there can be no assurance that third parties will not assert infringement claims against the Company in the future, that assertion of such claims will not result in litigation or that the Company would prevail is such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. Furthermore, litigation, regardless of its outcome, could result in substantial costs to, and diversion of effort by the Company. Any infringement claim or litigation against the Company could, therefore, materially and adversely affect the Company's business, operating results and financial condition.

Singapore currently has no restrictions on the number of foreigners working in Singapore. If, however, the policy were to change, the Company's dependence on employees from India may be materially adversely affected. The United States does have strict restrictions on immigration. If the Company enters the U.S. market, it will have to compete with other companies for the limited visas available.

CUSTOMERS

The company derives its business and revenues from a large client base. Currently, the following customers provided more than 10% of the Company's annual revenues for the year ended December 31, 2000.


Hewlett-Packard (Singapore)         15%
Deutsche Bank (Singapore)           14%


While we have in the past provided software development to Hewlett-Packard (Singapore) and Deutsche Bank (Singapore), we currently only provide them, pursuant to agreements with our IT staff as contractors at their facilities in Singapore. Under professional service agreements with both Deutsche Bank (Singapore) and Hewlett-Packard (Singapore), SolutionNet is to provide them with consultants as needed from time to time. Under the Deutsche Bank (Singapore) professional services agreement, Deutsche Bank (Singapore) pays SolutionNet a monthly fee for each



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SolutionNet employee providing services under the agreement. The agreement may be terminated at any time upon 30 days written notice. If Deutsche Bank (Singapore) hires an employee of SolutionNet after such employee has completed its work for Deutsche Bank (Singapore), Deutsche Bank (Singapore) will reimburse SolutionNet in an amount equal to the fees of such employee for one month. Under the Hewlett-Packard (Singapore) professional services agreement, Hewlett-Packard (Singapore) pays a monthly fee for each SolutionNet employee providing services under the agreement as set forth in purchase orders. Purchase orders may be terminated on 30 days' notice. Under the Hewlett-Packard (Singapore) agreement, SolutionNet agrees not to solicit any Hewlett-Packard (Singapore) customers to whom services have been provided by SolutionNet's employees for one year after the performance of such services. To the extent that Hewlett-Packard and Deutsche Bank either determine to change their current practices and stop or significantly decrease doing business with us either because they select another vendor, hire employees directly rather than independent contractors or relocate their divisions to countries with lower labor costs, the Company's operations could be materially adversely affected.


A sample list of our customers by industry as follows:

     - Financial Services : ABN Amro Bank, Bank of Bahrain and Kuwait, Citibank N.A., Deutsche Bank, HDFC Bank, Indian Bank and Qatar National Bank
     - Manufacturing / Services: BASF, Compaq, Hewlett-Packard, Siemens Components and Sun Microsystems.


The volume of work performed for specific clients is likely to vary from year to year particularly since the Company is usually not the exclusive outside software service provider for its clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. The loss of any large client could have a material adverse effect on the Company's results of operations and financial condition. Since many of the contracted projects are critical to the operations of its clients' businesses, any failure to meet client expectations could result in a cancellation or non-renewal of a contract. However, there are a number of factors other than the Company's performance that could cause the loss of a client, such as a client moving more work in-house.

INTERNATIONAL SALES OPERATIONS

The Company's customers and its distributors' territories are located in Bahrain, Brunei, India, Indonesia, Kuwait, Malaysia, Philippines, Qatar, Thailand and Vietnam. International sales operations expose the Company to a number of risks including the impact of recessions and/or political instability in one or more of the countries, unexpected changes in regulatory requirements, restrictions on the transfer of funds to or from foreign countries, seasonal reductions in business activities, certification requirements, trade restrictions and limited protection of intellectual property rights. In addition, international operations expose the Company to the risks of changes in foreign exchange rates. The Company's functional currency is the Singapore dollar although it transacts a major portion of its business in foreign currencies and accordingly has foreign currency exposure through its sales and purchases outside of Singapore. The Company currently does not actively hedge against exchange rate fluctuations, although it may



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


elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on the Company's net sales, cost of services sold, gross margin and net income, any of which alone or in the aggregate may in turn have a material adverse effect on the Company's business, operating results and financial condition. For the year ended December 31, 2000, approximately 87% of the Company's revenues were in Singapore dollars and 13% were in currencies other than the Singapore dollar, whereas 95% of the Company's expenses were in Singapore dollars and 5% were in currencies other than the Singapore dollar. Revenues generated in non-Singapore currencies are translated into Singapore dollars using the exchange rate prevailing on the dates revenues are recognized. Expenses of non-Singapore operations are incurred in foreign currencies and are translated into Singapore dollar at either the monthly average exchange rate or the exchange rate on the date the expense is incurred, depending on the source of payment. The financial statements are translated into U.S. dollars using the average monthly exchange rate for revenues and expenses and the period end rate for assets and liabilities in accordance with accounting principles generally accepted in the United States of America. The gains or losses from such translation are reported as "Accumulated other comprehensive income" or "Accumulated other comprehensive loss," a separate component of stockholders' equity. The Company expects that a portion of its revenues will continue to be generated in non-Singapore currencies for the foreseeable future and that most of the Company's expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in Singapore dollars. Consequently, the Company's results of operations will be adversely affected to the extent that the Singapore dollar appreciates against the other currencies.


As disclosed under "Marketing and Distribution," the Company intends to expand its customer base into the United States, the United Kingdom and Australia. In addition to expansion into these areas by marketing efforts, the Company may expand by acquisition. As of this date, however, the Company has no understanding, commitment or agreement with respect to any material future acquisition. Since the Company has not made any acquisitions in the past, there can be no assurance that the Company will be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition, or successfully integrate any acquired business into the Company's operations. Further, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel and clients, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the assets, some or all of which could have a material adverse effect on the Company's results of operations and financial condition.

EMPLOYEES


As of June 30, 2001, the Company had 112 full-time employees. The Company believes its relationship with its employees is satisfactory. The Company's employees are not represented by any union.


Given the Company's relatively early stage of development, the Company's success depends on the ability to attract, develop, motivate and retain highly qualified personnel. The Company's ability to execute project engagements and to obtain new clients



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depends, in large part, on its ability to attract, train, motivate and retain highly skilled IT professionals, particularly project managers, software engineers and other senior technical personnel. An inability to hire and retain additional qualified personnel will impair the Company's ability to bid for or obtain new projects and to continue to expand its business. The Company believes that there is significant competition for IT professionals with the skills necessary to perform the services offered by the Company. There can be no assurance that the Company will be able to assimilate and manage new IT professionals effectively. Any increase in the attrition rates experienced by the Company, particularly the rate of attrition of experienced software engineers and project managers, would adversely affect the Company's results of operations and financial condition. There can be no assurance that the Company will be successful in recruiting and retaining a sufficient number of replacement IT professionals with the requisite skills to replace those IT professionals who leave. Further, there can be no assurance that the Company will be able to redeploy and retrain its IT professionals to keep pace with continuing changes in IT, evolving standards and changing client preferences.

The Company's success depends to a significant degree upon continued contributions of members of the Company's senior management and other key research and development and sales and marketing personnel. The Company has not entered into employment agreements with its senior management and other key personnel that provide for restrictions on such persons leaving the Company. The loss of any of such persons could have a material adverse effect on the Company's business, financial condition and results of operations.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION


OVERVIEW

SolutionNet develops and markets proprietary multi-application IT solutions. Its proprietary software products include ENet Banking, IDM, E-Business Kits and EMI for the financial services, telecommunications and health care markets. Its IT services consist of consulting (generally providing SolutionNet staff to act as consultants at its customers' facilities) and developing new software or new functions for existing software applications for its customers. Revenue from the sale of the software product is recognized upon delivery to the customer, providing no significant Company obligations remain and collection of the resulting receivable is probable. Revenue from consulting services is recognized in the period in which the services are rendered. Revenue under distributor agreements is recognized upon shipment of the software products providing no significant Company obligations remain and collectibility is probable. Currently, SolutionNet markets its products and services in the Asia Pacific region, the Middle East and India. Future markets for SolutionNet products and services may include Australia, the United Kingdom and the United States.



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

RESULTS OF OPERATION-YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

The following table sets forth certain items reflected in our consolidated statements of operation expressed as a percent of total revenues for the periods indicated.

                                                         Year Ended December 31,
                                                         -----------------------

                                                         1999             2000
Revenues:
     Software sales                                         29%             43%
     Services                                               71              57
                                                        ------          ------
            Total revenues                                 100             100
                                                        ------          ------

Cost of Revenues:
     Cost of Software sales                                 25               8
     Cost of Services                                       48              43
                                                        ------          ------
            Total cost of revenues                          73              51
                                                        ------          ------
Gross Profit                                                27              49
                                                        ------          ------
Operating expenses:
     Amortization of Product development                     6               9
     Sales and marketing                                    14              19
     General and administrative                             15              25
                                                        ------          ------
      Total operating expenses                              35              53
                                                        ------          ------
            Operating (loss) income                         (8)             (4)
       Others, net                                        --                 1
                                                        ------          ------

            (loss) Income before income taxes               (8)             (3)
        Income tax provision                              --              --
                                                        ------          ------
            Net (loss) income                               (8)             (3)
                                                        ======          ======

2000 Compared to 1999

Revenues: Our total revenues increased 63% to $3.67 Million for 2000 from $2.25 Million for 1999 and consisted of an increase in software sales revenue of $919,418 or 142% and an increase in services revenue of $501,763 or 31%. The 142% increase in our software sales revenue is primarily a result of new customers for our ENet Banking product. The 31% increase in services revenue is a result of growth from both existing and new customers. For the year ended December 31, 2000, approximately 83% of our services revenues were generated from existing customers.

Cost of Revenues: Our cost of software sales has decreased $282,593 or 49% on a year to year basis while revenues increased by 142%. The gross profit percentage is 82% in 2000 compared to 12% in 1999. The increased gross profit is due primarily to the timing of revenue recognition and more efficient implementation due to experience with our product.

Cost of Services during 2000 increased $501,879 or 47% on a year to year basis. Cost of services as a percent of services revenue was 75% in 2000 compared to 67% in 1999. The increase in cost of services as a percentage of revenue is primarily attributed to an increase in personnel.

Operating Expenses: Our cost of amortization of product development for the year was $343,849 in 2000 compared to $131,005 in 1999, which represents an increase of $212,844 or 162% on a year-to-year basis. The increase in the amortization is primarily because of enhancements to the products, the costs of which are added to the original cost of product development.

Sales and Marketing expenses consist primarily of salaries, employee-related benefit costs and commissions of sales and marketing personnel, travel and entertainment and marketing related expenditures for exhibitions and trade shows. Sales and marketing expenses for the year were $708,927 in 2000 as compared to $315,835 in 1999, which represents an increase of $393,092 or 124% year to year. The increase in sales and marketing expense is primarily a result of the cost of additional sales and marketing personnel and travel.

General and administrative expenses consist primarily of salaries and employee related benefits of management, administration and support staff, office and rental and professional service fees. General and administrative expenses for the year were $905,721 in 2000 as compared to $337,233 in 1999, which represents an increase of $568,488 or 169% year to year. The increase in general and administrative expense is primarily a result of expansion of the management team and new operations in the Middle East.

LIQUIDITY AND CAPITAL RESOURCES

We have generally funded our operations through a combination of cash from operations, borrowings from related parties, and the issuance of shares of common stock. Net cash used in operating activities was ($2.45) million and ($896,039) for the years ended December 31, 2000 and 1999, respectively. The decrease in cash provided by operations in 2000 was primarily due to increased investments in marketing of our products and software development costs.

The principal use of cash for investing activities during the two years ended December 31, 2000 was for the purchase of computer equipment.

Net cash provided by financing activities was $3 Million and $963,000 for the years ended December 31, 2000 and 1999, respectively. The increase was primarily due to funds received from the issuance of common stock and borrowings from related parties.

Most of our revenues are billed in Singapore dollars. We recognize transaction gains and losses in the period of occurrence. Foreign currency fluctuations in 2000 and 1999 did not have a material impact on income (loss) from operations as currency fluctuations on revenue denominated in a foreign currency were offset by currency fluctuations on expenses denominated in a foreign currency. There were no material operating trends or effects on liquidity as a result of fluctuations in the functional currency. We do not generally use any types of derivatives to hedge against foreign currency fluctuation, nor do we speculate in foreign currency. There is no assurance that exchange rate fluctuations may not cause significant fluctuations in SolutionNet's results of operations.

Inflation did not have a material impact on our revenues or income (loss) from operations for the years ended December 31, 2000 and 1999.

RESULTS OF OPERATION- SIX MONTHS ENDED JUNE 30, 2001 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2000

The following tables set forth certain items reflected in our consolidated statements of operation expressed as a percent of total revenues for the periods indicated.

                                                         Six Months ended June 30,
                                                         -------------------------

                                                           2000             2001
Revenues:
     Software sales                                         19%             16%
     Services                                               81              84
                                                         -----           -----
            Total revenues                                 100             100
                                                         -----           -----
Cost of Revenues:
     Cost of Software sales                                  7               8
     Cost of Services                                       56              59
                                                         -----           -----
            Total cost of revenues                          63              67
                                                         -----           -----

Gross Profit                                                37              33
                                                         -----           -----
Operating expenses:
     Amortization of Product development                    11              15
     Sales and marketing                                    24              22
     General and administrative                             15              41
                                                         -----           -----
      Total operating expenses                              50              78
                                                         -----           -----

            Operating (loss) income                        (13)            (45)
       Others, net                                         --              --
                                                         -----           -----

            (loss) Income before income taxes              (13)            (45)
        Income tax provision                               --              --
                                                         -----           -----

            Net (loss) income                              (13)            (45)
                                                         =====           =====

Revenues: Our total revenues increased 13% to $1.5 Million for the six months ended June 30, 2001 from $1.3 Million for the six months ended June 30, 2000 and consisted of a decrease in software sales revenue of $4,075 or 2% and an increase in services revenue of $175,991 or 16%. The 16% increase in service revenue is a result of growth from both existing and new customers. For the six months ended June 30, 2001, approximately 72% of our services revenue was generated from existing customers.

Cost of Revenues: Our cost of software sales has increased $16,895 or 17% on a comparison of the six months ended June 30, 2001 to the six months ended June 30, 2000. The cost of software sales as a percent of software sales revenue was 16% for the six months ended June 30, 2001 compared to 19% for the six months ended June 30, 2000. The increase in cost of software sales was primarily due to delays in implementation of certain projects.

Cost of Services for the six months ended June 30, 2001 increased $144,248 or 19% over the six months ended June 30, 2000. Cost of services as a percent of services revenue was 70% for the six months ended June 30, 2001 compared to 68% for the six months ended June 30, 2000. The increase in cost of services as a percentage of revenue is primarily attributed to an increase in personnel.

Operating Expenses: Our cost of amortization of product development for the six months ended June 30, 2001 was $226,989 compared to $148,218 for the six months ended June 30, 2000, which represents an increase of $78,771 or 53%. The increase in the amortization is primarily because of enhancements to the products, the costs of which are added to the original cost of product development.

Sales and Marketing expenses consist primarily of salaries, employee-related benefit costs and commissions of sales and marketing personnel, travel and entertainment and marketing related expenditures for exhibitions and trade shows. Sales and marketing expenses for the six months ended June 30, 2001 were $332,898 as compared to $325,164 for the six months ended June 30, 2000, which represents an increase of $7,734 or 2%. The small increase in sales and marketing expense is primarily a result of the cost of additional marketing promotion expenses.

General and administrative expenses consist primarily of salaries and employee related benefits of management, administration and support staff, office and rental and professional service fees. General and administrative expenses were $617,304 for the six months ended June 30, 2001 as compared to $195,187 for the six months ended June 30, 2000, which represents an increase of $422,117 or 216%. The increase in general and administrative expense is primarily due to increased professional fees and increased management expenses compared to the June 30, 2000.

LIQUIDITY AND CAPITAL RESOURCES

We have generally funded our operations through a combination of cash from operations, borrowings from related parties, and the issuance of shares of common stock. Net cash used in operating activities was ($409,607) and ($268,243) for the six months ended June 30, 2001 and 2000, respectively.
The decrease in cash provided by operations for the six months ended June 30, 2001 is primarily due to increased investments in marketing of our products and software development costs.

The principal use of cash for investing activities during the six months ended June 30, 2001 and 2000 was for the purchase of computer equipment.

Net cash provided by financing activities was $35,005 and 798,493 for the six months ended June 30, 2001 and 2000, respectively. The decrease for the six months ended June 30, 2001 was due to no issuance of common stock and less funds received from related party borrowings.

Most of our revenues are billed in Singapore dollars. We recognize transaction gains and losses in the period of occurrence. Foreign currency fluctuations for the six months ended June 30, 2001 and 2000 did not have a material impact on income (loss) from operations as currency fluctuations on revenue denominated in a foreign currency were offset by currency fluctuations on expenses denominated in a foreign currency. There were no material operating trends or effects on liquidity as a result of fluctuations in the functional currency. We do not generally use any types of derivatives to hedge against foreign currency fluctuation, nor do we speculate in foreign currency. There is no assurance that exchange rate fluctuations may not cause significant fluctuations in SolutionNet's results of operations.

Inflation did not have a material impact on our revenues or income (loss) from operations for the six months ended June 30, 2001 and 2000

FUTURE CAPITAL NEEDS

Our ability to obtain cash adequate to fund our needs depends generally on the results of our operations and the availability of financing. Management believes that cash flow from operations, in conjunction with possible additional issuances of common stock will be sufficient to fund capital expenditures in the future. However, there can be no assurance in this regard or that we can successfully sell our shares of common stock or that the prices we can receive from the possible sale of our common stock will be favorable to SolutionNet.

RISK FACTORS

In addition to the risks discussed in "Part I-Description of Business," we are subject to the risks and uncertainties described below. The risks and uncertainties described below and in "Part I-Description of Business" are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed and the trading price of our common stock could decline.

Product Risks. Our revenues and operating results can vary from quarter to quarter depending on a number of factors including:

         - the upgrading of our current products and introduction of new products;
         - the timing and introduction or enhancements of the products and services of our competitors;
         -        the mix of products sold by us;
         - changes in our pricing policies or the pricing policies of our competitors; and
         - customer order deferrals in anticipation of new products or enhancements by us or our competitors.

Macro-Economic Conditions. Our sales may be subject to macro-economic conditions that could have an effect on the willingness of our customers and prospects to make large capital spending decisions. The current macro-economic forecast for the United States, Singapore and some other countries indicate an economic slowdown. Many companies have issued public announcements regarding workforce and spending reductions. Because of these corporate pronouncements and economic conditions, our customers may defer capital spending decisions that could negatively affect our revenue and operating results.

Product and Service Marketplace. Our products and services facilitate online commerce and communication over public and private networks. The market for these products and services is in its relatively early stages of development. If Internet commerce does not continue to grow or grows more slowly than expected, it could negatively affect our revenue and operating results.

International Operations. Our international activities expose us to additional risks. In the year ended December 31, 2000, all our revenues were derived from sales outside of North America. A key component of our business strategy is to expand our international activities. As we continue to expand internationally, we will be increasingly subject to risks of doing business internationally, including:

         -        unexpected changes in regulatory requirements;
         - export controls relating to encryption technology and other export restrictions;
         -        tariffs and other trade barriers;
         -        difficulties in staffing and managing foreign operations;
         -        political and economic instability;
         -        fluctuations in currency exchange rates;
         - reduced protection for intellectual property rights in some countries;
         -        cultural barriers;
         - seasonal reductions in business activity during the summer months in Middle East and certain other parts of the world; and
         -        potentially adverse tax consequences.

Product Defects. Sophisticated software products, like those sold by us, may contain undetected errors that will not become apparent until after the products are introduced or when the volume of provided services increases. It is possible that, despite testing by our prospective customers and us, errors will be found in our products. Product defects could result in all or any of the following consequences to our business:

         -        loss of revenues;
         -        delay in market acceptance;
         -        diversion of development resources;
         -        damage to our reputation; and
         -        increased service and warranty costs.

Dependence on Executive Officers and Key Employees. Our performance substantially depends on the performance of our executive officers and key employees. The loss of the services of any of our executive officers or key employees could cause us to incur increased operating expenses and divert senior management resources in searching for replacements. We do not carry "key person" life insurance policies on any of our employees. Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for these personnel is intense, especially in the Internet industry. We have in the past experienced, and may continue to experience, difficulty in hiring and retaining sufficient numbers of highly skilled employees.



ITEM 3.  DESCRIPTION OF PROPERTY.


SolutionNet's principal U.S. office is located at 1594 Centre Pointe Drive, Milpitas, California 95035. The lease of this office expires in October 2001. SolutionNet's Singapore office is located at No. 1 Shenton Way, Number 22-06/09, Singapore 068803. The lease of this office, which is approximately 5,930 square feet, expires in August 2002.

SolutionNet does not own any real estate properties and has no agreements to acquire any such properties at this time.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following table sets forth the number and percentage of outstanding shares of Company Common Stock beneficially owned by (i) each person known by the Company to own more than 5.0% of its outstanding Common Stock; (ii) each of the directors of the Company; (iii) each of the named executive officers in Part I-Item 6; and (iv) all officers and directors as a group.



                           NAME AND ADDRESS                   AMOUNT OWNED               PERCENT
TITLE OF CLASS             OF BENEFICIAL OWNER                 OF RECORD                 OF CLASS
--------------             -------------------                 ---------                ----------
Common                     Suresh Venkatachari                7,100,000                       56.3%
                           Blk 223 #06-475
                           Yishun St. 21
                           Singapore, 760223

Common                     Sampath Seshadri                     200,000(1)                     1.6%
                           6592 Burtonwood Dr.
                           West Bloomfield, MI  48322

Common                     Murali Natarajan                           0                          0
                           No. 1 Shenton Way
                           Number 22-06/09
                           Singapore, 068803

Common                     Karthikeyan Raman                      5,000                         -- (2)
                           No. 1 Shenton Way
                           Number 22-06/09
                           Singapore, 068803

Common                     Sara Hallitex Corporation(3)       1,730,000(4)                    13.7%
                           4344 Promenade Way
                           Suite 102P
                           Marina del Rey, CA 90292

Officers and Directors as a Group (5 persons)                 7,305,000(5)                    57.9%(5)


---------------
(1) Mr. Seshadri is the owner of record of 100,000 shares of common stock and his wife is also the owner of 100,000 shares of common stock.
(2) Represents less than 1.0% of the outstanding shares.
(3) It is the Company's belief that Sara Hallitex Corporation changed its name to Web Capital Ventures, Inc. ("Web Capital"). The Company is also of the belief that Garrett K. Krause, the President and Chief Executive Officer of Web Capital controls a majority of the outstanding shares of Web Capital. In addition, based on an SEC filing of Web Capital in January 2000, Mr. Krause controls an additional 541,000 shares (4.1%) of SolutionNet.
(4) These shares are the subject of litigation brought by SolutionNet against Web Capital, Garrett K. Krause and others. See "Part II - Item 2. Legal Proceedings."
(5)As disclosed below, officers and directors as a group hold options for 187,000 shares.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS


The following is a list of the names and ages of all directors and executive officers of the Company:

                        DIRECTORS AND EXECUTIVE OFFICERS

NAME                                AGE              POSITION                          HELD SINCE

Suresh Venkatachari                 33               Chairman of the Board,            March 1999
                                                     President, Chief Executive
                                                     Officer, Treasurer, Secretary
                                                     and Director

Sampath Seshadri                    46               Vice-President and Director       April 1999

Murali Natarajan                    43               Vice President (Finance)          April 2001

TRV Varadarajan                     42               Head of Human Resources           April 2001
                                                     and Administrator

Karthikeyan Raman                   27               Assistant Vice President          April 2001
                                                     and Chief Technology Officer




         SURESH VENKATACHARI has served as the Chairman of the Board, Director, President, and Chief Executive Officer of the Company since March 1999. Mr. Suresh founded SolutionNet (Asia Pacific) in 1994. Mr. Suresh is also the Director and Chief Executive Officer of SolutionNet (Asia Pacific). From April 1991 to May 1996, Mr. Venkatachari was a Project and Implementation Manager with Deutsche Bank, responsible for the development and implementation of electronic banking. From May 1988 to March 1991, Mr. Venkatachari was an independent IT consultant. Two of his clients included Singapore Airlines and Systime Corporation.



         Mr. Venkatachari obtained his bachelor's degree in electronics and instrumentation from Annamalai University, India in 1988.



         SAMPATH SESHADRI has served as Vice-President and Director of the Company since April 1999. Mr. Seshadri is responsible for strategic planning, financial and business operations. Since January 1996, Mr. Seshadri has also been the President and CEO of VED Software Services, Inc., a Michigan corporation (consulting and IT services). From June 1992 to December 1995, Mr. Seshadri was vice president of HTC Global Services, Inc., a Michigan corporation (formerly Hi-Tech Consultants, Inc.) (consulting and programming services). Prior to this time, Mr. Seshadri was a consultant in the IT field providing services to Fortune 1000 companies.

         Mr. Seshadri holds a bachelors' and masters' degree from the University of Bombay.

         Mr. Seshadri and Mr. Venkatachari are brothers-in-law.

         MURALI NATARAJAN, has been serving as the Vice President of Financial Operations of the Company (since April 2001) and of SolutionNet ((Asia Pacific)) (since February 1999). He is responsible for all of the operational aspects of SolutionNet (Asia Pacific) and is part of the core management group that is responsible for strategic management of the Company. From July 1995 to February 1999, Mr. Natarajan worked for Interactive Media Services Pte Ltd as a Finance and Administrative Manager. From December 1993 to May 1995, Mr Natarajan worked for KM Oli Mohamed Pte Ltd (jewelry company).

         A management accountant by profession, Mr. Natarajan is a member of the Institute of Cost and Works Accountants of India and a Certified Internal Auditor, US. Mr. Natarajan received his Bachelor of Commerce Degree from Vivekananda College, Madras University, India.

         TRV VARADARAJAN, has been serving as the head of Human Resource and Administration of the Company (since April 2001) and of SolutionNet ((Asia Pacific)) (since August 1998). From June 1979 to June 1998, Mr. Varadarajan was employed by S&S Power Switchgear Ltd, Chennai, India in the areas of management control of finance and accounts, human resource management, commercial operation and general business administration.

         Mr. Varadarajan has obtained an Honors Degree in Commerce from Annamalai University, India. Mr. Varadarajan is also a Professional Cost Accountant and has received various certifications in Application Software Technology.

         KARTHIKEYAN RAMAN, has been serving the Company (since April 2001) and SolutionNet (Asia Pacific) since May 2000) as Assistant Vice President and Chief Technology Officer. In this capacity, he is responsible for strategic technology initiatives, standards, program management, and the design, development and operation of various SolutionNet products and new product research. Innovation is his top priority so that SolutionNet products incorporate state-of-the-art technology.


         From July 1995 to May 2000, Mr. Raman held key technical positions in the Electronic Banking Department of Deutsche Bank Regional Head office, Singapore. He has pioneered the design and development of the Electronic Banking software db-direct in both Client-Server and Web based Internet Architectures. From March 1993 to June 1995, Mr. Raman worked for Tata Consultancy Services, India as a systems analyst. Mr. Raman holds a Master's degree in Computer Science from Birla Institute of Technology and Science, Pilani, India and a Bachelor's degree in Computer Science from Bharathiyar University, India.

ITEM 6.  EXECUTIVE COMPENSATION.


The following table sets forth the aggregate annual remuneration of each of the three highest paid persons who are officers or directors during the Company's year ended December 31, 2000.

                               ANNUAL COMPENSATION

                                    CAPACITIES IN REMUNERATION              2000 AGGREGATE
NAME OF INDIVIDUAL                  REMUNERATION WAS RECEIVED                 REMUNERATION
------------------                  -------------------------                 ------------
Suresh Venkatachari                 Chairman of the Board,                     $100,000
                                    President, Chief Executive Officer,
                                    Treasurer, Secretary and Director

Murali Natarajan                    Vice President (Finance)                   $ 38,889


Karthikeyan Raman                   Assistant Vice President                   $ 25,679(1)
                                    and Chief Technology
                                    Officer

Officers and Directors                                                         $191,260
As a Group (5 persons)




(1)       Started employment with SolutionNet (Asia Pacific) in May 2000.

EMPLOYMENT AGREEMENTS

Mr. Suresh Venkatachari. SolutionNet and Mr. Venkatachari entered into a 2 year employment agreement which expires on May 1, 2003. The agreement provides that Mr. Venkatachari will serve as Chairman of the Board, President and Chief Executive Officer of SolutionNet at an annual salary of $100,000 in the first year and $150,000 in the second year plus, depending upon SolutionNet's performance, a minimum bonus at 50% of his annual salary and will receive options to purchase shares of common stock in numbers as determined by the Board of Directors. The employment agreement also provides that if Mr. Venkatachari's employment is terminated (with or without cause) or if he resigns because of a material change in the scope of his duties or because of a change in control of SolutionNet, he would be entitled to severance payments in an amount equal to his base salary plus his bonus for the preceding year or an imputed bonus of 50% of base salary if he is discharged or suffers a material change in his duties prior to a bonus being established for the prior year. Such severance payments shall be payable for the unexpired term of the agreement or twelve months, whichever is longer.

Mr. Murali Natarajan. SolutionNet (Asia Pacific) and Murali Natarajan entered into an employment agreement dated February 1, 1999. Mr. Natarajan's annual salary is $38,889 (U.S.). Either party may terminate the contract by giving thirty (30) days' notice or equivalent salary in lieu thereof. In addition, SolutionNet (Asia Pacific) may terminate the agreement without notice if Mr. Natarajan does not perform his duties or is found guilty of any personal misconduct or of any willful breach and continues to neglect the terms of his employment or any other duties or terms that SolutionNet (Asia Pacific) may from time to time assign.

Mr. Karthikeyan Raman. SolutionNet (Asia Pacific) and Karthikeyan Raman entered into a letter of employment dated May 29, 2000. Mr. Raman's salary is $45,495 (U.S.) and is reviewed annually. Either party may terminate the contract by giving 30 days' notice or equivalent salary in lieu thereof. In addition, SolutionNet (Asia Pacific) may terminate the agreement without notice if Mr. Raman does not perform his duties or is found guilty of any personal misconduct or of any willful breach and continues to neglect the terms of his employment or any other duties or terms that SolutionNet (Asia Pacific) or its clients may from time to time assign. Mr. Raman also agrees that he will not directly or indirectly solicit and/or accept an offer for employment from the clients of SolutionNet (Asia Pacific) or join a competitor's company within one year after termination of his employment.

2001 EQUITY PARTICIPATION PLAN

On April 26, 2001, the Board of Directors approved SolutionNet's 2001 Equity Participation Plan (the "Equity Participation Plan"). The Equity Participation Plan reserves 1,500,000 shares of Common Stock of the Company for issuance thereunder.

The Equity Participation Plan authorizes the Compensation Committee or the Board of Directors ("Committee") to grant incentive and non-statutory stock options as well as restricted stock. Officers, consultants, and other employees (including employee directors) of SolutionNet and its subsidiaries and affiliates whom the Committee believes have the potential to contribute to the future success of SolutionNet, and those non-employee directors who the Board of Directors believes have the potential to contribute to the future success of SolutionNet, are eligible to receive awards under the Equity Participation Plan. In the event of a stock dividend, stock split, reorganization, merger, or similar corporate transaction (other than a change in control), the Committee is authorized to make appropriate adjustments to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Equity Participation Plan or with respect to an outstanding award. In the event of a change in control, each option granted shall become exercisable as to all shares covered thereby immediately prior to the consummation of such change in control and the restrictions included in any restricted stock grant shall be deemed rescinded and terminated.

The Equity Participation Plan may be wholly or partially amended or modified, suspended or terminated at any time from time to time by the Committee. However, without approval of SolutionNet's shareholders given within twelve months before or after the action by the Committee, no action of the Committee may, except as otherwise provided in the Equity Participation Plan, be taken that would require shareholder approval as a matter of law, regulation or rule. No amendment, suspension or termination of the Equity Participation Plan shall, without the consent of the participants, alter or impair any rights or obligations under any award therefor granted, unless the award itself expressly so provides.

The Equity Participation Plan is administered by the Committee. Among other things, the Committee has the power to interpret the Equity Participation Plan, the stock option agreements issued thereunder and the agreements pursuant to which restricted stock awards are granted. Under stock option agreements entered into between SolutionNet and participants, stock options generally vest over a two and one-half year period; 33.3% six months from the date of grant, and 33.33% each year thereafter.


OPTIONS, WARRANTS AND RIGHTS


The following table sets forth the amount of options, warrants or rights held by the persons listed. Neither Densmore nor Garrett Krause own any outstanding options, warrants or rights. The Company terminated warrant rights previously provided to Sara Hallitex Corporation pursuant to contract, however, see "Part II - Item 2" with respect to the cross-complaint filed by Web Capital.

 NAME                          TITLE AND AMOUNT OF                                DATE
  OF                       COMMON STOCK CALLED FOR BY          EXERCISE            OF
 HOLDER                    OPTIONS, WARRANTS OR RIGHTS          PRICE           EXERCISE
 ------                    ---------------------------          -----           --------
Suresh Venkatachari                 100,000(1)                 $   0.27            2

Sampath Seshadri                     25,000                    $   0.27            2

Murali Natarajan                     25,000(1)                 $   0.27            2

Karthikeyan Raman                    12,000(1)                 $   0.27            2

Officers and Directors as a Group   187,000(1)                 $   0.27            2
 (5 persons)

-------------------------------
(1) Options granted under 2001 Equity Participation Plan.
(2) Options vest as follows: one-third on October 27, 2001, one-third on October 27, 2002 and one-third on October 27, 2003


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.



During the year ended December 31, 2000, SolutionNet (Asia Pacific) entered into a consulting agreement dated as of March 1, 2000 (which replaced an earlier agreement entered into in April 1999) with Netsavvy Solutions PVT LTD, a corporation organized under the laws of the Commonwealth of India ("Netsavvy"), and also entered into a "recruitment" agreement with Netsavvy dated October 1, 2000. Under the consulting agreement, Netsavvy agrees to design, develop and support certain software (including Enet - Corporate Internet Banking and EMI - Electronic Medical Info and to provide technical support for and maintenance of the software. The agreement was for a one-year period, but remains in effect on a month to month basis. Under the recruitment agreement, Netsavvy agrees to retain recruiters to recruit IT consultants. The recruitment agreement is in effect for one year and may be extended upon the agreement of the parties. Either party may terminate the recruitment agreement on one month's notice. Also, on May 2, 2000 SolutionNet and Netsavvy entered into a distributorship agreement pursuant to which Netsavvy acts as non-exclusive distributor for India and South Asian countries. The terms of the distributorship agreement are generally the same as those disclosed in "Part I - Item 1. Description of Business - Marketing and Distribution. Suresh Venkatachari, the CEO of the Company, is a director of Netsavvy and owns 35% of the outstanding shares of NetSavvy. During the years ended December 31, 2000 and 1999, the Company paid Netsavvy $199,394 (U.S.) and $401,771 (U.S.), respectively, for such services.

During the year ended December 31, 2000, SolutionNet (Asia Pacific) entered into a supply agreement dated August 31, 2000, with GVMS Online Pte Ltd., a corporation organized under the laws of the Republic of Singapore ("GVMS"). Under the supply agreement, SolutionNet (Asia Pacific) developed a global voice mails system for GVMS. Murali Natarajan and TRV Varadarajan are directors and each owns 50% of the outstanding shares of GVMS. The terms of the contract require payment of $102,773 (U.S.). Through December 31, 2000, SolutionNet (Asia Pacific) has received $27,266 (U.S.) from GVMS.


Management believes that the terms and conditions of the engagements are fair and comparable to those which could have been obtained from independent parties.

In 1999, Suresh Venkatachari, the President and CEO of the Company, made an interest-free loan of $119,000 to the Company. The loan arrangement is not in writing and the loan is still outstanding.



On October 1, 1999, SolutionNet and SolutionNet (Europe), a corporation organized under the laws of the United Kingdom entered into a loan agreement. Under the agreement, SolutionNet is to provide a three-year interest-free loan of not more than $150,000 (U.S.) to SolutionNet Europe. Under the agreement, SolutionNet (Europe) is to provide assistance to SolutionNet in business development, marketing and the sales of SolutionNet's products in the United Kingdom and Europe during the first two years of the agreement without cost to SolutionNet. No loans were made under the agreement in 1999. The largest aggregate amount outstanding during the year ended December 31, 2000 was $93,827 (U.S.). The loan has been and is being used for working capital purposes. Suresh Venkatachari is a director and owner of 50% of the outstanding shares of SolutionNet (Europe). The Company and SolutionNet (Europe) may consider some type of business combination in the future.



ITEM 8.  DESCRIPTION OF SECURITIES.


GENERAL MATTERS


The authorized capital stock of SolutionNet consists of 20,000,000 shares of Common Stock, $0.001 par value per share, and 5,000,000 shares of Preferred Stock, $0.001 par value per share ("Preferred Stock"). As of July 19, 2001, there were 12,618,009 shares of Common Stock outstanding and 551 holders of record. No shares of Preferred Stock are issued and outstanding. The following summary of certain provisions of the Company's capital stock describes certain material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Articles of Incorporation, as amended, and the Bylaws, as amended, of SolutionNet and by the provisions of applicable law.


COMMON STOCK


Subject to the prior rights of the holders of any Preferred Stock, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board may from time to time determine. The shares of Common Stock are not redeemable or convertible, and the holders thereof will have no preemptive rights or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to prior rights of any holders of Preferred Stock then outstanding. Each outstanding share of Common Stock is entitled to vote on all matters submitted to a vote of stockholders.

PREFERRED STOCK

The Board may, without further action by the Company's stockholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of the Company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock while providing desirable flexibility in connection with possible acquisitions, financing and other corporate transactions, may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock.

                                     PART II


ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.



The Company's common stock was quoted on the OTC Bulletin Board ("OTCBB") under the symbol "SLNN" until November 18, 1999. The Company's common stock is currently quoted on the Pink Sheets. The Company's common stock is no longer quoted on the OTCBB because only SEC reporting companies are permitted to be quoted on the OTCBB. The Company intends to have its common stock quoted on the OTCBB after it becomes an SEC reporting company, and to apply to have its common stock quoted for listing on Nasdaq as soon as it satisfies Nasdaq requirements.



The following table sets forth for the periods indicated, the range of high and low closing bid quotations per share. The Company considers its Common Stock to be thinly traded and that any reported bid or sale prices may not be a true market-based valuation of the Common Stock. These quotations represent inter-dealer prices, without retail markups, markdowns or commissions and may not necessarily represent actual transactions. These bid quotations have been adjusted retroactively by the 1 for 40 reverse stock split during the first quarter of the year ended December 31, 1999.



                                                                     PRICE PER SHARE
                                                                     ---------------

                                                              HIGH                      LOW
                                                              ----                      ---
Year Ended December 31, 1999
         First Quarter .....................................$   10.00                $   1.00
         Second Quarter ....................................$   24.50                $   0.35
         Third Quarter .....................................$   12.00                    6.75
         Fourth Quarter ....................................     6.75                    2.50

Year Ended December 31, 2000
         First Quarter .....................................$   11.50                $   2.75
         Second Quarter ....................................     6.20                    4.00
         Third Quarter .....................................     4.00                    1.35
         Fourth Quarter ....................................     1.75                    0.27

Year Ended December 31, 2001
         First Quarter .....................................$    0.78                $   0.09
         Second Quarter ....................................$    0.90                $   0.16


On July 19, 2001, there were approximately 551 shareholders of record.

Penny stock regulation broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. At the time the Registration Statement becomes effective and the Company's securities become registered, the common stock may continue to have a trading price of less than $5.00 per share. If the Company's Stock is subject to the penny stock rules, investors may find it more difficult to sell their securities, should they desire to do so.

The Company has not paid, nor does it anticipate paying dividends in the foreseeable future. The Company has never declared or paid any cash dividends on the Common Stock. The Company currently intends to retain any earnings to finance operations and expansion and, therefore, does not anticipate declaring or paying any cash dividends on the Common Stock in the foreseeable future. Future cash dividends, if any, will be determined by the Board and will be based upon the Company's earnings, capital requirements, financial conditions and other factors deemed relevant by the Board.

There are currently 629,750 shares of Common Stock which are subject to outstanding options to purchase the Company's Common Stock under the 2001 Equity Participation Plan.


There are 12,618,009 shares of Common Stock of the Company outstanding, of which approximately 10,981,184 shares are restricted Common Stock of the Company, of which approximately 10,981,184 restricted shares are more than two years old that may be able to be sold under Rule 144(k) under the Securities Act by non-affiliates of the Company. Additionally 440,500 shares are subject to a registration rights agreement which permits the holders to cause the Company to register their shares for sale pursuant to a registration statement filed by the Company under the Securities Act at any time after the Company becomes a reporting company under the Securities Exchange Act of 1934.



Except with respect to those shares subject to a registration rights agreement, there is currently no Common Stock that is being or is proposed to be publicly offered by the Company, the offering of which could have a material effect on the market price of the Company's Common Stock.


The Transfer Agent for the shares of common voting stock of the Company is Corporate Stock Transfer, 3200 Cherry Creek Drive, Suite 430, Denver, CO 80201.

ITEM 2. LEGAL PROCEEDINGS.

The Company is, from time to time, a party to litigation arising in the normal course of its business. Management believes that none of these actions, including the cross-complaint disclosed below, individually or in the aggregate, will have a material adverse effect on the financial position or result of operations of the Company.


On December 4, 2000, the Company brought an action entitled SolutionNet International, Inc. v. Garrett Krause, FutureVest Corporation, Omnimark, Ltd., Rancho La Playa Investment Ltd., Wilmington Partners XI LLC, Wilmington Rexford, Inc., Web Capital Ventures, Inc. and WorldVest Holding Corporation in the Superior Court of the State of California. On March 29, 2001, the Court dismissed FutureVest Corporation, Omnimark, Ltd., Rancho La Playa Investment Ltd. and WorldVest Holding Corporation for lack of jurisdiction. In this litigation, the Company has alleged that, among other things, Krause breached fiduciary duties to the Company by issuing 920,000 Company shares and 1,730,000 Company shares to Web Capital (formerly Sara Hallitex) and by issuing 1,500,000 shares of stock to five companies. At the time of the exchange agreement (See "Item 1: Description of Business - Company History"), Mr. Krause was an officer and director of SolutionNet and the President of Web Capital. (He was removed as an officer and director of SolutionNet in August 2000.) Prior to the exchange agreement, Densmore had entered into an agreement with Web Capital pursuant to which, among other things, (1) Web Capital was to receive 920,000 restricted shares of SolutionNet common stock for providing certain services and (2) Web Capital was to receive 1,730,000 restricted shares of SolutionNet common stock in connection with arranging the placement of 1,000,000 shares of the Company's common stock at $2.00 per share. Instead, the Company has alleged that Web Capital did not provide the requisite services and placed 1,500,000 shares at $0.66 per share. The Company is seeking the return of the 920,000 and the 1,730,000 shares and compensation from Web Capital and Garrett Krause for selling more shares for a lower price than was agreed to.



Garrett Krause, Web Capital and certain of the defendants have filed an answer denying their liability, and Garrett Krause and Web Capital have filed a cross-complaint for breach of contract and misrepresentation and are seeking damages in an amount to be determined and punitive damages. The Company believes such cross-complaint is without merit and intends to defend itself vigorously.



ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, the Company has sold securities which were not registered under the Securities Act of 1933 as follows:


On March 4, 1999, the Company privately placed 44,700 restricted shares (1,788,000 shares prior to 1 for 40 reverse stock split) to seven persons
(two individuals and
five entities for an aggregate of $26,600. The two individuals were spouses of former officers and directors of SolutionNet, which officers and directors also controlled the five entities receiving shares. There were no underwriters involved in the sales and no commissions were paid in connection with the private placement. The issuer relied on the exemption from registration under
Section 4(2) of the Securities Act of 1933 (the "Securities Act").



On March 31, 1999, the Company privately placed 10,500,000 shares to four persons. 7,750,000 restricted shares were issued to Densmore in connection with an exchange agreement resulting in Densmore and its 100% owner, Suresh Venkatachari, obtaining control of the Company. See "Part I - Item 1. Description of Business - Company History." In connection with the exchange agreement, Web Capital received 920,000 restricted shares. As noted above, Web Capital also received 1,730,000 shares in connection with the sale of the 1,502,500 shares. These shares are subject to the litigation described in "Part II - Item 2. Legal Proceedings." The balance of the shares were issued to two individuals who were already previous equity investors in the Company. The issuer relied on the exemption from registration under Section 4(2) of the Securities Act.




On April 1 and April 5, 1999, the Company sold 1,502,500 shares to five persons:
FutureVest Corporation, (500,000 shares), Wilmington Partners XI LLC
(500,000 shares), WSY Ltd (250,000 shares), Omnimark Ltd. (250,000 shares), Omnimark Ltd. (250,000 shares) and Iwona Alami (2,500 shares) for an aggregate of $991,650. The issuer relied on the exemption from registration under Section 504 of Regulation D of the Securities Act. The shares were placed by Web Capital. In its litigation against Garrett Krause and Web Capital
(See "Part II - Item 2. Legal Proceedings"), the Company has alleged that Garrett Krause, the President of Web Capital, breached his fiduciary duty to the Company by causing the Company, in his capacity as an officer of the Company, to issue Web Capital 1,730,000 shares in connection with the sale of the 1,502,500 shares.




During the year ended December 31, 2000, the Company privately placed 440,500 restricted shares to five accredited investors who are not U.S. residents or citizens for an aggregate of $1,762,000. The placement took place outside of the United States. Commissions of $176,200 were paid to a non-U.S. person for such placement. The issuer relied on the exemption from registration under Regulation S and Section 4(2) of the Securities Act.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

LIMITATIONS ON LIABILITIES AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Articles of Incorporation provide that no director shall be liable to the Company or any shareholder for monetary damages for breach of fiduciary duty as a director, except: (a) for any breach of the director's duty of loyalty or its shareholders; (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (c) under Section 302A.559 or 80.A.23 of the Minnesota Business Corporation Act; (d) for any transaction from which the director derived an improper personal benefit; or (e) for any act or omission occurring prior to August 25, 1994.

The Company's Bylaws provide, consistent with Minnesota statutory law, that the Company shall indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person, against judgments, penalties, fines, including, without limitation, settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding, if with respect to the acts or omissions complained of in the proceeding, the person: (a) has not been indemnified by another organization with respect to the same acts or omissions;
(b) acted in good faith; (c) received no improper personal benefit and Section 302A.255 of the Minnesota Business Corporation Act, if applicable, has been satisfied; (d) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (e) in the case of acts or omissions occurring in the official capacity of a person, such person, depending on the capacity, must reasonably believe that the conduct was in the best interest of the Company or must reasonably believe that the conduct was not opposed to the best interest of the Company. The termination of a proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent does not, of itself, establish that the person does not meet the criteria set forth herein.

If a person is made or threatened to be made a party to a proceeding, the person is entitled, upon written request to the Company, to payment or reimbursement by the Company of reasonable expenses, including attorneys' fees and disbursements, incurred by the person in advance of the final disposition of the proceeding:
(a) upon receipt by the Company of a written affirmation by the person of a good faith belief that the criteria for indemnification set forth herein have been satisfied and a written undertaking by the person to repay all amounts so paid or reimbursed by the Company, if it is ultimately determined that the criteria for indemnification have not been satisfied, and (b) after making a determination that the facts then known to those making the determination would not preclude indemnification.


                                    PART F/S

INDEX TO FINANCIAL STATEMENTS

The financial statements of the Company appearing in this Registration Statement for the years ended December 31, 2000 and 1999 have been audited by the Company's certified public accountants, KPMG, LLP.

                          INDEX TO FINANCIAL STATEMENTS



                         SOLUTIONNET INTERNATIONAL, INC.
                                AND SUBSIDIARIES




                                                                                                              PAGE

Independent Auditors' Report                                                                                   F-2

Consolidated Balance Sheets as of December 31, 2000 and June 30, 2001 (unaudited)                              F-3

Consolidated Statements of Operations for the years ended December 31, 1999 and 2000 and
     the six-month periods ended June 30, 2000 and 2001  (unaudited)                                           F-5

Consolidated Statements of Stockholders' Equity and Comprehensive Loss for the
     years ended December 31, 1999 and 2000 and the six-month
     periods ended June 30, 2000 and 2001 (unaudited)                                                          F-6

Consolidated Statements of Cash Flows for the years ended December 31, 1999 and 2000 and
     the six-month periods ended June 30, 2000 and 2001 (unaudited)                                            F-7

Notes to Consolidated Financial Statements                                                                     F-8

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
SolutionNet International, Inc. and Subsidiaries:


We have audited the accompanying consolidated balance sheet of SolutionNet International, Inc. and subsidiaries as of December 31, 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the two year period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SolutionNet International, Inc. and subsidiaries as of December 31, 2000, and the results of their operations and their cash flows each of the years in the two year period then ended, in conformity with accounting principles generally accepted in the United States of America.




KPMG LLP

Detroit, Michigan

May 31, 2001

                         SOLUTIONNET INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                           Consolidated Balance Sheet

                                December 31, 2000


                                                                                                      (UNAUDITED)
                                                                                  DECEMBER 31,          June 30,
                                                                                     2000                 2001
                                                                                  ------------        -----------
                                        ASSETS

Current assets:
   Cash and cash equivalents                                                      $    521,808        $    93,005
   Accounts receivable - trade, less allowance for doubtful accounts of
   $212,780 and $218,723 at December 31, 2000 and June 30, 2001, respectively        1,418,986          1,504,660
   Due from related parties (note 6)                                                   585,318            428,110
   Deposits and other assets                                                           128,956            109,888
                                                                                  ------------        -----------

            Total current assets                                                     2,655,068          2,135,663



Property, plant and equipment (note 1):
   Computers and office equipment                                                      205,658            216,156
   Leasehold improvements                                                               29,081             27,921
   Furniture and fixtures                                                               19,448             41,826
                                                                                  ------------        -----------

                                                                                       254,187            285,903

   Less accumulated depreciation and amortization                                      157,417            190,504
                                                                                  ------------        -----------

            Net property, plant, and equipment                                          96,770             95,399
                                                                                  ------------        -----------

Software development costs, less accumulated amortization (note 3)                     773,285            726,437
                                                                                  ------------        -----------



                                                                                  $  3,525,123          2,957,499
                                                                                  ============        ===========


See accompanying notes to consolidated financial statements.

                         SOLUTIONNET INTERNATIONAL INC.
                                AND SUBSIDIARIES

                           Consolidated Balance Sheet

                               December 31, 2000



                                                                                                        (UNAUDITED)
                                                                                 DECEMBER 31,             June 30,
                                                                                     2000                  2001
                                                                                -------------           -----------
                             LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Bank overdraft                                                                $    63,819               126,297
    Current installments of obligations under capital leases (note 2)                  34,654                16,553
    Trade accounts payable                                                            265,165               283,720
    Accrued expenses                                                                  136,114               286,498
    Income taxes payable (note 4)                                                       1,843                    --
    Deferred revenue                                                                  114,928               117,230
    Due to related parties (note 6)                                                   492,540               368,657
                                                                                  -----------           -----------

               Total current liabilities                                            1,109,063             1,198,955
Obligations under capital leases, excluding current
    installments (note 2)                                                              23,079                22,159
Deferred income taxes (note 4)                                                            577                   554
                                                                                  -----------           -----------

               Total liabilities                                                    1,132,719             1,221,668
                                                                                  -----------           -----------

Stockholders' equity:

    Preferred stock, $0.001 par value, 5,000,000 shares
       authorized; none issued and outstanding                                             --                    --
    Common stock, $0.001 par value, 20,000,000 shares
       authorized; 12,618,009 shares issued and outstanding                            12,618                12,618
    Paid-in capital                                                                 2,608,182             2,608,182
    Accumulated deficit                                                              (230,211)             (900,558)
    Accumulated other comprehensive income -- foreign currency
       translation adjustment                                                           1,815                15,589
                                                                                  -----------           -----------

               Total stockholders' equity                                           2,392,404             1,735,831
                                                                                  -----------           -----------


                                                                                  $ 3,525,123             2,957,499
                                                                                  ===========           ===========

                         SOLUTIONNET INTERNATIONAL INC.
                                AND SUBSIDIARIES

                      Consolidated Statements of Operations

                     Years ended December 31, 1999 and 2000



                                                                                              (UNAUDITED)
                                                           YEAR ENDED DECEMBER 31    SIX MONTH PERIOD ENDED JUNE 30
                                                           ----------------------    ------------------------------
                                                              1999         2000           2000             2001
                                                              ----         ----           ----             ----
Revenues:
             Software sales                                  648,973     1,568,391       282,725            243,473
             Consulting services                           1,604,352     2,106,115     1,085,845          1,261,836
                                                           ---------     ---------     ---------          ---------

              Total revenues                               2,253,325     3,674,506     1,368,570          1,505,309

Costs of revenues:
             Costs of software sales                         572,829       290,235        98,244            115,139
             Costs of consulting services                  1,074,047     1,575,926       740,785            885,033
                                                           ---------     ---------     ---------          ---------
              Total cost of revenues                       1,646,876     1,866,161       839,029          1,000,172
                                                           ---------     ---------     ---------          ---------
             Gross profit                                    606,449     1,808,345       529,541            505,137

Operating expenses
             Amortization of software development costs      131,005       343,849       148,218            226,989
             Sales and marketing                             315,835       708,927       325,164            332,898
             General and administrative                      337,233       905,722       195,197            617,296
                                                           ---------     ---------     ---------          ---------
              Total operating expenses                       784,073     1,958,498       668,579          1,177,183
                                                           ---------     ---------     ---------          ---------
Operating loss                                              (177,624)     (150,153)     (139,028)          (672,046)

Other income (expense)
             Interest income (expense)                          (562)       (3,805)           86              1,699
             Other income (expense)                            5,194        24,532        (4,728)                 -
                                                           ---------     ---------     ---------          ---------
Loss before income taxes                                    (172,992)     (129,426)     (143,670)          (670,347)

Income tax expense (benefit)                                  10,676        (5,211)            -                  -
                                                           ---------     ---------     ---------          ---------
Net loss                                                    (183,668)     (124,215)     (143,670)          (670,347)
                                                           =========     =========     =========          =========
Basic loss per share                                           (0.02)        (0.01)        (0.01)             (0.05)
                                                           =========     =========     =========          =========
Diluted loss per share                                         (0.02)        (0.01)        (0.01)             (0.05)
                                                           =========     =========     =========          =========


See accompanying notes to consolidated financial statements.

                         SOLUTIONNET INTERNATIONAL, INC.
                                AND SUBSIDIARIES

     Consolidated Statements of Stockholders' Equity and Comprehensive Loss

                     Years ended December 31, 1999 and 2000



                                                          PREFERRED       COMMON         PAID-IN      STOCK SUBSCRIPTION
                                                            STOCK          STOCK         CAPITAL          RECEIVABLE
                                                         ----------     ----------     ----------     ------------------
Balances at December 31, 1998                            $       --          7,880         72,751                --

Net loss                                                         --             --             --                --
Foreign currency translation loss                                --             --             --                --


       Comprehensive loss                                        --             --             --                --


Issuance of 1,547,200 shares, net of
    cash expenses of $323,881                                    --          1,547        952,822          (260,000)

Issuance of 2,750,000 shares in
    connection with ETGI merger (note 7)                         --          2,750         (2,750)               --
                                                         ----------     ----------     ----------        ----------

Balances at December 31, 1999                                    --         12,177      1,022,823          (260,000)

Net loss                                                         --             --             --                --
Foreign currency translation gain                                --             --             --                --


       Comprehensive loss                                        --             --             --                --


Stock subscription payment received                               0             --             --           260,000

Issuance of 440,500 shares, net of cash commission
    paid of $176,200                                             --            441      1,585,359                --
                                                         ----------     ----------     ----------        ----------

Balances at December 31, 2000                            $       --         12,618      2,608,182                --

Net loss (unaudited)                                             --             --             --                --
Foreign currency translation gain (unaudited)                    --             --             --                --


       Comprehensive loss (unaudited)                            --             --             --                --
                                                         ----------     ----------     ----------        ----------

Balances at June 30, 2001  (unaudited)                   $       --         12,618      2,608,182                --
                                                         ==========     ==========     ==========        ==========


                                                                           ACCUMULATED
                                                           RETAINED           OTHER
                                                           EARNINGS       COMPREHENSIVE         TOTAL
                                                         (ACCUMULATED        INCOME          STOCKHOLDERS'
                                                           DEFICIT)          (LOSS)             EQUITY
                                                         ------------     -------------     -------------
Balances at December 31, 1998                                77,672             1,047           159,350

Net loss                                                   (183,668)               --          (183,668)
Foreign currency translation loss                                --            (2,566)           (2,566)
                                                                                             ----------

       Comprehensive loss                                        --                --          (186,234)
                                                                                             ----------

Issuance of 1,547,200 shares, net of
    cash expenses of $323,881                                    --                --           694,369

Issuance of 2,750,000 shares in
    connection with ETGI merger (note 7)                         --                --                --
                                                         ----------        ----------        ----------

Balances at December 31, 1999                              (105,996)           (1,519)          667,485

Net loss                                                   (124,215)               --          (124,215)
Foreign currency translation gain                                --             3,334             3,334
                                                                                             ----------

       Comprehensive loss                                        --                --          (120,881)
                                                                                             ----------

Stock subscription payment received                              --                --           260,000

Issuance of 440,500 shares, net of cash commission
    paid of $176,200                                             --                --         1,585,800
                                                         ----------        ----------        ----------

Balances at December 31, 2000                              (230,211)            1,815         2,392,404

Net loss (unaudited)                                       (670,347)               --          (670,347)
Foreign currency translation gain (unaudited)                    --            13,774            13,774
                                                                                             ----------

       Comprehensive loss (unaudited)                            --                --          (656,573)
                                                         ----------        ----------        ----------

Balances at June 30, 2001 (unaudited)                     (900,558)           15,589         1,735,831
                                                         ==========        ==========        ==========


See accompanying notes to consolidated financial statements.

                         SOLUTIONNET INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                     Years ended December 31, 1999 and 2000



                                                                                                          (UNAUDITED)
                                                                                                        SIX MONTHS ENDED
                                                                                YEAR ENDED                  JUNE 30,
                                                                        ------------------------   -------------------------
                                                                           1999          2000         2000            2001
                                                                        ----------    ----------   -------------------------
Net loss                                                                  (183,668)     (124,215)    (143,670)     (670,347)
    Adjustments to reconcile net loss to net cash
       used in operating activities:
          Depreciation and amortization                                    163,357       414,551       26,359       267,229
          Deferred taxes                                                     5,931        (5,211)          --
    Change in operating assets:
       Accounts receivable-trade                                          (684,957)     (573,838)     110,868      (138,646)
       Inventories                                                           2,213            --           --
       Deposits and other current assets                                   (56,495)      (59,034)      23,787        15,793
       Software development costs                                         (394,411)     (524,630)    (138,491)     (210,620)
       Trade accounts payable                                              336,006    (1,771,363)    (123,644)       27,260
       Accrued expenses                                                    (75,956)       90,304       37,085       159,704
       Deferred revenue                                                         --       115,321           --         7,037
       Income taxes payable                                                 (8,059)       (7,074)         535        (3,865)
                                                                        ----------    ----------   ----------   -----------

               Net cash used in operating activities                      (896,039)   (2,445,189)    (207,171)     (546,455)
                                                                        ----------    ----------   ----------   -----------

Cash flows from investing activities:
    Purchase of equipment                                                  (54,362)      (40,388)     (15,477)      (42,784)
                                                                        ----------    ----------   ----------   -----------
               Net cash used in investing activities                       (54,362)      (40,388)     (15,477)      (42,784)


Cash flows from financing activities:
    Cash overdraft                                                          29,160        34,641      (29,296)       66,470
    Principal payments of capital lease obligations                         (3,930)      (25,882)      22,496       (17,091)
    Borrowing from (payments to) related parties                           243,954     1,141,493      744,221       122,474
    Payment received for stock subscription                                     --       260,000           --            --
    Proceeds from issuance of common stock                                 694,369     1,585,800           --            --
                                                                        ----------    ----------   ----------   -----------

               Net cash provided by (used in) financing activities         963,553     2,996,052      737,421       171,853
                                                                        ----------    ----------   ----------   -----------

               Net effect of changes in foreign currency on cash flows         173        (1,992)      (3,443)      (11,417)
                                                                        ----------    ----------   ----------   -----------

Net increase (decrease) in cash and cash equivalents                        13,325       508,483      511,330      (171,853)

Cash and cash equivalents at beginning of period                                --        13,325       13,325       521,808
                                                                        ----------    ----------   ----------   -----------

Cash and cash equivalents at end of period                              $   13,325       521,808      524,655        93,005
                                                                        ==========    ==========   ==========   ===========
Supplemental disclosures of cash flow information:
    Cash paid for interest                                              $      562         3,805        2,115         2,882
                                                                        ==========    ==========   ==========   ===========

    Cash paid for income taxes                                          $   12,953         7,641        7,050         3,865
                                                                        ==========    ==========   ==========   ===========




See accompanying notes to consolidated financial statements.

                         SOLUTIONNET INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2000


 (1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

        (A)   DESCRIPTION OF BUSINESS

              SolutionNet International, Inc., a Minnesota corporation (the "Company" or "SolutionNet"), is a holding company with investee companies dedicated to the development and marketing of proprietary, multi-application internet information technology ("IT") solutions. SolutionNet owns 100% of the outstanding shares of SolutionNet Inc. - British Virgin Islands, incorporated under the laws of the British Virgin Islands in 1999 ("SolutionNet BVI"), which owns 100% of the outstanding shares of SolutionNet (Asia Pacific) Pte. Ltd. Singapore, incorporated under the laws of Singapore in 1994 ("SolutionNet (Asia Pacific)"). SolutionNet (Asia Pacific) owns 100% of the shares of SolutionNet (Middle
              East) Ltd. ("SolutionNet (Middle East)"), incorporated in the United Arab Emirates. Neither the holding company, SolutionNet or SolutionNet BVI, has any operations of its own. SolutionNet (Asia Pacific) is the principal operating subsidiary of SolutionNet. SolutionNet (Middle East) had no operations through December 31, 2000.


              The Company develops and markets proprietary IT solutions. Its services consist of consulting (generally providing Company staff to act as consultants at its customers' facilities) and developing new software or functions for its customers. The Company markets its products and services in the Asia Pacific region, the Middle East and India.


       (B)    PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

              The consolidated financial statements include the financial statements of SolutionNet International, Inc. and its wholly owned subsidiaries, SolutionNet BVI, and indirect wholly owned subsidiaries SolutionNet (Asia Pacific) and SolutionNet (Middle
              East). All significant intercompany balances and transactions have been eliminated in consolidation.


              The statements here are presented in United States dollars to comply with United States Securities and Exchange Commission reporting requirements. For purposes of applying Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, the functional currency of the Company is the Singapore dollar. As the effect is substantially the same as using the current rate as of the dates transactions took place, a weighted average exchange rate of 0.59309 and 0.57900 United States dollars to one Singapore dollar has been used to translate the statements of cash flows and statements of operations for the years ended December 31, 1999 and 2000, respectively. The current exchange rate as of December 31, 2000 has been used to translate the assets and liabilities of the Company. The cumulative translation difference is shown as accumulated other comprehensive gain on the accompanying consolidated balance sheet.


              The accompanying financial statements as of June 30, 2001 and for the six-month period then ended were not audited. These unaudited financial statements include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial statements of the period covered.


        (C)   CASH EQUIVALENTS

              For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

        (D)   PROPERTY, PLANT, AND EQUIPMENT

              Property, and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments.

                         SOLUTIONNET INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2000


              Depreciation on equipment is calculated on the straight-line method over the estimated useful lives of the assets. Equipment held under capital leases and leasehold improvements are amortized straight line over the shorter of the lease term or estimated useful life of the asset. Useful lives of assets are as follows:

                         Computers and office equipment          3 years
                         Leasehold improvements                  3 years
                         Furniture and fixtures                  5 years



        (E)   IMPAIRMENT OF LONG-LIVED ASSETS

              The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This Statement requires long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

        (F)   SOFTWARE DEVELOPMENT COSTS


              Costs incurred internally in creating a computer software product are charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is established upon completion of a detail program design or, in its absence, completion of a working model. Thereafter, all software production costs are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Capitalized costs are amortized based on current and projected future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product (three years). Amortization of capitalized software development costs was $131,005 and $343,849 in 1999 and 2000, respectively.


        (G)   REVENUE RECOGNITION


              The Company recognizes revenue in accordance with Statement of Position 97-2 (SOP 97-2), Software Revenue Recognition, and Staff Accounting Bulletin 101 (SAB 101), Revenue Recognition. Revenue from software license sales is recognized upon delivery to the customer, providing no significant Company obligations remain and collection of the resulting receivable is probable. In instances where a significant Company obligation does exist, recognition is deferred until the obligation has been satisfied. Maintenance revenue is deferred and recognized on a pro rata basis over the life of the related agreement. The unrecognized portion of maintenance revenue is included in deferred revenue. Revenue from other sources, principally training and consulting, is recognized in the period in which the services are rendered. Revenue under reseller agreements is recognized upon shipment of licenses, providing no significant Company obligations remain and collectibility is probable.


        (H)   ADVERTISING

              Advertising is expensed as incurred. Expenses relating to advertising were $22,418 and $15,242 in 1999 and 2000, respectively.

        (I)   INCOME TAXES

              Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the

                         SOLUTIONNET INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2000


              financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         (J)  FAIR VALUE OF FINANCIAL INSTRUMENTS

              The carrying amount of cash equivalents, accounts receivable, trade accounts payable, and related-party receivables/payables approximates fair value because of the short-term maturity of these instruments. The fair value of long-term debt approximate their carrying value as determined by company management using available market information.

        (K)   EARNINGS PER SHARE


              In accordance with SFAS No. 128, Earnings Per Share, the calculation of basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. The Company had no dilutive options, warrants or other convertible securities outstanding as of December 31, 2000. Stock options issued on April 26, 2001 do not impact diluted earnings per share as they were anti-dilutive.


        (L)   USE OF ESTIMATES

              Management of the Company has made estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

 (2)    LEASES

        The Company is obligated under various capital leases for certain computer equipment. At December 31, 2000, the gross amounts of equipment and related accumulated amortization recorded under capital leases were as follows:


                          Computer equipment                      $   92,159

                                Less accumulated amortization         32,880
                                                                  ----------

                                                                  $   59,279
                                                                  ==========

        Amortization of assets held under capital leases is included with depreciation expense.


        The Company also has noncancelable operating leases primarily for office space. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) during 1999 and 2000 was approximately $66,068 and $130,239, respectively.

                         SOLUTIONNET INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2000


        Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2000 are:


                                                                              CAPITAL           OPERATING
       YEAR ENDING DECEMBER 31:                                               LEASES              LEASES
                                                                             ---------         -----------
                 2001                                                        $  39,305             143,715
                 2002                                                           26,483              95,810
                                                                             ---------         -----------

                 Total minimum lease payments                                   65,788         $   239,525
                                                                                               ===========

       Less amount representing interest                                         8,055
                                                                             ---------

                 Present value of net minimum capital lease
                     payments                                                   57,733

                 Less current installments of obligations
                     under capital leases                                       34,654
                                                                             ---------

                 Obligations under capital leases, excluding current
                     installments                                            $  23,079
                                                                             =========

 (3)    COMPUTER SOFTWARE DEVELOPMENT COSTS

        The following represents costs capitalized and amortized related to software developed for sale to outside customers which has demonstrated technological feasibility:


                                                                                        1999                2000
                                                                                     ----------          ----------
       Balance at beginning of year                                                  $  353,256             617,717
       Additions                                                                        394,411             524,630
       Amortization expense                                                            (131,005)           (343,849)
       Foreign currency adjustment included in other comprehensive
           income                                                                         1,055             (25,213)
                                                                                     ----------          ----------

       Balance at end of year                                                        $  617,717             773,285
                                                                                     ==========          ==========

                         SOLUTIONNET INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2000


 (4)    INCOME TAXES

        Total income tax (benefit) expense for the years ended December 31, 1999 and 2000 were allocated as follows:

        Income tax expense (benefit) consists of:


                                                          1999          2000
                                                      -----------    ----------
       Current - foreign                              $     4,666           222

       Deferred - foreign                                   6,010        (5,433)
                                                      -----------    ----------

                                                      $    10,676        (5,211)
                                                      ===========    ==========

        Income tax expense (benefit) was $10,676 and $(5,211) for the years ended December 31, 1999 and 2000, respectively, and differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to loss before income taxes as a result of the following:


                                                                                      1999                2000
                                                                                   ----------          -----------
o
         Computed "expected" tax expense (benefit)                                 $  (58,817)             (42,233)
         Increase (reduction) in income taxes resulting from:
            Permanent Differences                                                       6,635               26,180

            Increase in valuation allowance                                            51,492               12,490

           Other                                                                            6               (1,405)

           Foreign tax rate differential                                               11,360                 (243)
                                                                                   ----------          -----------

                                                                                   $   10,676               (5,211)
                                                                                   ==========          ===========

                         SOLUTIONNET INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2000 are presented below.


                Deferred tax assets:
                    Net operating loss carryforwards                         $   78,271

                    Less valuation allowance                                    (78,271)
                                                                             ----------

                             Net deferred tax assets                                  -
                                                                             ----------

                Deferred tax liabilities:
                    Property and equipment depreciation differences                 577
                                                                             ----------

                             Total gross deferred liabilities                       577
                                                                             ----------

                             Net deferred tax liability                      $      577
                                                                             ==========


        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax assets, the Company will need to generate future taxable income.

        Utilization of net operating loss carryforwards may be limited under provisions of the Internal Revenue Code.

 (5)    BUSINESS AND CREDIT CONCENTRATIONS

        During the years ended December 31, 1999 and 2000, respectively, the Company generated approximately 42% and 29% of revenues from two customers. Accounts receivable due from these customers at December 31, 2000 were $138,436 representing approximately 7.4% of the total.

 (6)    RELATED PARTY TRANSACTIONS


        During the year ended December 31, 2000, SolutionNet (Asia Pacific) entered into a consulting agreement (which replaced an earlier agreement entered into in April 1999) with Netsavvy Solutions PVT LTD, a corporation organized under the laws of the Commonwealth of India ("Netsavvy"), and also entered into a "recruitment" agreement with Netsavvy dated October 1, 2000. Under the consulting agreement, Netsavvy agrees to design, develop and support certain software (including Enet - Corporate Internet Banking and EMI - Electronic Medical Info and to provide technical support for and maintenance of the software. Under the recruitment agreement, Netsavvy agrees to retain recruiters to recruit IT consultants. The CEO of the Company is a director of Netsavvy and owns 35% of the outstanding shares of NetSavvy. In addition, the Company performs development services for and has sold software (for resale to a third party customer) to Netsavvy.

                         SOLUTIONNET INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 2000

        During the year ended December 31, 2000, SolutionNet (Asia Pacific) entered into a supply agreement with GVMS Online Pte. Ltd., a corporation organized under the laws of the Republic of Singapore ("GVMS"). Under the supply agreement, SolutionNet (Asia Pacific) developed a global voice mail system for GVMS. Two employees of the Company are directors of GVMS and each owns 50% of the outstanding shares of GVMS.

        During the year ended December 31, 2000, SolutionNet (Asia Pacific) made interest-free loans to SolutionNet (Europe), a corporation organized under the laws of the United Kingdom. The CEO of the Company is a director and owner of 50% of the outstanding shares of SolutionNet (Europe).

        The following is a summary of related party amounts as of December 31, 2000 and for the two year period then ended:


                                                                                     December 31,    June 30,
                                                                                         2000          2001
                                                                                    -------------   ----------
                Receivable due from SolutionNet (Europe)                             $    97,675       96,373
                Due from GVMS                                                            105,496       76,872
                Due from Netsavvy                                                        273,919      221,380
                Due from other affiliated companies                                      108,228       33,485
                                                                                     -----------    ---------
                                                                                         585,318      428,110
                                                                                     ===========    =========

                Due to directors                                                           4,753       12,588
                Due to Netsavvy                                                          461,497      356,069
                Other amounts payable                                                     26,290           --
                                                                                     -----------     --------
                                                                                     $   492,540      368,657
                                                                                     ===========     ========






                                                                                                              Six month
                                                                       Year ended December 31               period ended
                                                                    ----------------------------               June 30
                                                                        1999             2000             2000         2001
                                                                    ------------     -----------        --------      --------
                Sales to Netsavvy                                   $         --     $   173,700             --        100,000
                Services provided to Netsavvy                                 --         133,899        133,899             --
                Services provided to GVMS                                     --         132,762             --             --
                Product development charges and related
                     recruiting and expenses from Netsavvy                80,317         137,711         61,300             --
                Purchases from Netsavvy                                  321,457         297,000        137,000        182,682
                                                                    ============     ===========        =======        =======



 (7)    MERGER WITH ETG INTERNATIONAL, INC.

        SolutionNet was incorporated under the laws of the State of Minnesota under the name of ETG International, Inc. ("ETGI") on August 25, 1994. Pursuant to an exchange agreement, in April 1999 ETGI (which had changed its name to SolutionNet, but was an inactive company) by way of exchange, issued (i) shares constituting a majority of its outstanding shares to Densmore Group Limited, a corporation incorporated under the laws of the British Virgin Islands ("Densmore") and (ii) acquired all of the outstanding shares of SolutionNet BVI, and thereby control of SolutionNet (Asia Pacific). Densmore had owned all of the outstanding shares of SolutionNet BVI.

        For financial reporting purposes, the merger with ETGI described above was considered to be a reverse acquisition involving a shell company and accordingly, the operating entity, SolutionNet BVI, was determined to be the acquiring enterprise.

                         SOLUTIONNET INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2000



        The historical consolidated financial statements of SolutionNet BVI are presented as the historical financial statements of the Company for the period prior to the ETGI merger. The merger combination was accounted for under the purchase method of accounting. The results of operations of SolutionNet (ETGI) are included in the accompanying consolidated financial statements only from the date of the merger. The historical equity of SolutionNet BVI is reflected as the consolidated equity of the Company prior to the merger retroactively restated to reflect the number of shares received in the business combination.


 (8)    LITIGATION

        The Company is, from time to time, a party to litigation arising in the normal course of its business. Management believes none of these actions, including the cross-complaint disclosed below, individually or in the aggregate, will have a material adverse effect on the financial position or result of operations of the Company.

        On December 4, 2000, the Company brought an action entitled SolutionNet International, Inc. v. Garrett Krause (Krause) et al in the Superior Court of the state of California. In this litigation, the Company has alleged that, among other things, Krause breached fiduciary duties to the Company by issuing without authority 2,650,000 Company shares to Web Capital (formerly known as Sara Hallitex Corporation) and by issuing 1,500,000 shares of stock to his affiliates without authorization. The Company has stated in its pleadings any Company stock in the possession of Krause and/or his affiliates and/or proceeds from the sale of such stock are impressed with a constructive trust for the benefit of the Company. The Company is seeking the return of the stock illegally issued and/or the proceeds from all sales of the stock illegally issued plus punitive damages.

        Garrett Krause, Web Capital and certain of the defendants have filed an answer denying their liability, and Garrett Krause and Web Capital have filed a cross-complaint for breach of contract and misrepresentation and are seeking damages in an amount to be determined and punitive damages. The Company believes such cross-complaint is without merit and intends to defend itself vigorously. There is no estimate which can be made at this time related to potential liability arising from this litigation and therefore none is reflected on the balance sheet. The outcome of the litigation could produce a material adverse financial statement impact.

(9)     BASIC LOSS PER SHARE

        Basic loss per share ("EPS") were computed by dividing net loss by 10,186,097 and 12,183,156, the weighted-average number of shares of common stock outstanding during the years ended December 31, 1999 and 2000, respectively. Diluted EPS would not differ from basic EPS, as the Company has no securities or other contracts to issue common stock that would have a potentially dilutive effect on the EPS calculation.

(10)    COMMON STOCK

        There are 12,618,009 shares of common stock of the Company outstanding as of December 31, 2000, and which, due to their issuance more than two years ago, could be sold under Rule 144(k) under the

                         SOLUTIONNET INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2000


        Securities Act (except to the extent they are held by affiliates of the Company). Additionally 440,500 shares are subject to registration rights agreements which permit the holders to cause the Company to register their shares for sale pursuant to a registration statement filed by the Company under the Securities Act at any time after the Company becomes a reporting company under the Securities Exchange Act of 1934.


(11)    SUBSEQUENT ADOPTION OF EQUITY PARTICIPATION PLAN


        On April 26, 2001, the Board of Directors approved and adopted SolutionNet's 2001 Equity Participation Plan (the "Equity Participation Plan"). The Equity Participation Plan reserves 1,500,000 shares of Common Stock of the Company for issuance thereunder.

        The Equity Participation Plan authorizes the Compensation Committee or the Board of Directors ("Committee") to grant incentive and non-statutory stock options as well as restricted stock. Officers, consultants, and other employees (including employee directors) of SolutionNet and its subsidiaries and affiliates are eligible to receive awards under the Equity Participation Plan. In the event of a stock dividend, stock split, reorganization, merger, or similar corporate transaction (other than a change in control), the Committee is authorized to make appropriate adjustments to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Equity Participation Plan or with respect to an outstanding award. In the event of a change in control, each option granted shall become exercisable as to all shares covered thereby immediately prior to the consummation of such change in control and the restrictions included in any restricted stock grant shall be deemed rescinded and terminated.

        The Equity Participation Plan may be wholly or partially amended or modified, suspended or terminated at any time from time to time by the Committee, except as may be prohibited by laws or regulations governing such actions.


        On April 26, 2001, under the Equity Participation Plan, 629,750 options were granted to employees and officers of the Company. These options were issued at $0.27 per share which approximated market value on that date. The options vest over a 30 month period with 33.33% vesting six months after the grant date and the remainder vesting over the subsequent two years.

                                    PART III


ITEM 1.  INDEX TO EXHIBITS

EXHIBIT NUMBER             EXHIBIT NAME
--------------             ------------

2.1 Articles of Incorporation, filed with the Minnesota Secretary of State on March 22, 1999

2.2                 Articles of Merger dated September 20, 1994 +

2.3 Amended Articles of Incorporation, filed with the Minnesota Secretary of State on March 22, 1999

2.4                 Bylaws of SolutionNet International, Inc.

3.1                 Common Stock Certificate

6.1 Lease Agreement by and between SR Singapore, Pte., Ltd. and CLD Land Pte. Ltd., relating to property located at No. 1 Shenton Way, #22-06/09, Singapore 068803

6.2                 2001 Equity Participation Plan

6.3                 Form of Stock Option Agreement

6.4                 Employment Agreement - Suresh Venkatachari

6.5                 Employment Agreement - Murali Natarajan

6.6                 Employment Agreement - Karthikeyan Raman

6.7 Form of Service Agreement between SolutionNet (Asia Pacific) and Deutsche Bank +

6.8 Professional Services Agreement between SolutionNet (Asia Pacific) and Deutsche Bank +

6.9 Professional Services Agreement between SolutionNet (Asia Pacific) and Hewlett-Packard Singapore Pte Ltd +

6.10 Supply Agreement between SolutionNet (Asia Pacific) and GVMS Online Pte Ltd. +

6.11 Distributorship Agreement between SolutionNet (Asia Pacific) and Netsavvy Solutions PVT LTD +

6.12 Consultancy Agreement between SR Singapore Pte Ltd and Netsavvy Solutions PVT LTD +

6.13                Loan Agreement between SolutionNet (Asia Pacific) and
                    SolutionNet (Europe) +

8.1                 Share-Exchange Agreement

8.2                 Supplemental Agreement

-------------------
+  Filed herewith.  All other exhibits were filed with the original Form 10-SB


ITEM 2.  DESCRIPTION OF EXHIBITS.

         See Item 1 above.




                                   SIGNATURES



In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      SOLUTIONNET INTERNATIONAL, INC.




Date:    August 13, 2001                  By: /s/ Suresh Venkatachari
                                              -------------------------------
                                          Suresh Venkatachari, President

                                  EXHIBIT INDEX



EXHIBIT NUMBER      EXHIBIT NAME
--------------      ------------

2.1 Articles of Incorporation, filed with the Minnesota Secretary of State on March 22, 1999

2.2                 Articles of Merger dated September 20, 1994 +

2.3 Amended Articles of Incorporation, filed with the Minnesota Secretary of State on March 22, 1999

2.4                 Bylaws of SolutionNet International, Inc.

3.1                 Common Stock Certificate

6.1 Lease Agreement by and between SR Singapore, Pte., Ltd. and CLD Land Pte. Ltd., relating to property located at No. 1 Shenton Way, #22-06/09, Singapore 068803

6.2                 2001 Equity Participation Plan

6.3                 Form of Stock Option Agreement

6.4                 Employment Agreement - Suresh Venkatachari

6.5                 Employment Agreement - Murali Natarajan

6.6                 Employment Agreement - Karthikeyan Raman

6.7 Form of Service Agreement between SolutionNet (Asia Pacific) and Deutsche Bank +

6.8 Professional Services Agreement between SolutionNet (Asia Pacific) and Deutsche Bank +

6.9 Professional Services Agreement between SolutionNet (Asia Pacific) and Hewlett-Packard Singapore Pte Ltd +

6.10 Supply Agreement between SolutionNet (Asia Pacific) and GVMS Online Pte. Ltd. +

6.11 Distributorship Agreement between SolutionNet (Asia Pacific) and Netsavvy Solutions PVT LTD +

6.12 Consultancy Agreement between SR Singapore Pte Ltd and Netsavvy Solutions PVT LTD +

6.13                Loan Agreement between SolutionNet (Asia Pacific) and
                    SolutionNet (Europe) +

8.1                 Share-Exchange Agreement

8.2                 Supplemental Agreement

+  Filed herewith.  All other exhibits were filed with the original Form 10-SB